UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 PROMULGATED THEREUNDER

EUROPA TRADE AGENCY LTD.
(Exact name of registrant as specified in its corporate charter)

Nevada
(State or other Jurisdiction of Incorporation or Organization)

333-118808 (Commission File Number)	98-0434104 (IRS Employer Identification No.)

3715 West 14th Avenue, Vancouver, British Columbia V6R 2W8 CANADA (Address of Principal Executive Offices and zip code)

(604) 762-8682
(Registrant's telephone
number, including area code)

April 25, 2006

EUROPA TRADE AGENCY LTD.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of April 24, 2006 of the outstanding shares of common stock, par value $0.001 per share, of Europa Trade Agency Ltd., a Nevada corporation (“we,” “us,” “our,” “EUTA” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of the Company’s common stock pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 20, 2006, by and among EUTA, Ironclad Performance Wear Corporation, a privately held California corporation (“Ironclad”), and the Company’s wholly-owned subsidiary, Ironclad Merger Corporation, a California corporation (“MergerCo”). Pursuant to the terms of the Merger Agreement we will cause MergerCo to merge with and into Ironclad, with Ironclad remaining as the surviving corporation and as a wholly-owned subsidiary of the Company (the "Merger").

In connection with the Merger, we will issue to the stockholders of Ironclad 16,364,836 shares of our common stock, 2,591,513 options and 750,005 warrants to purchase additional shares of our common stock in exchange for 100% of the issued and outstanding shares of common stock of Ironclad and corresponding options and warrants. We will also cancel 2,000,000 shares of our common stock held by Thomas Lamb and Craig Lamb and complete a 3.454895-for-1 forward stock split of our issued and outstanding common stock and our authorized common stock. Simultaneous with the closing of the Merger, we will also close a private placement offering discussed below under “Private Placement Offering.”

The Merger Agreement provides that the Company’s current sole director and officer, Thomas Lamb, shall resign effective as of the closing of the transactions contemplated by the Merger Agreement and that the newly-appointed directors of the Company will consist of four members designated by Ironclad. The directors to be appointed as of the closing date will be the current directors of Ironclad: R.D. Peter Bloomer, Eduard Jaeger, Scott Alderton and Vane P. Clayton. Effective as of the closing date, Eduard Jaeger will become the Chief Executive Officer and President of the Company, Thomas E. Walsh will become Chief Financial Officer of the Company, Thomas Kreig will become the Secretary of the Company, and Rhonda Hoffarth will become the Chief Operating Officer of the Company. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, Mr. Lamb as the President, Secretary and Treasurer of the Company so as to enable the above persons to be appointed as officers in accordance with the Merger Agreement. Mr. Lamb has indicated his intent to resign as an officer and director effective as of the closing date.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of the Company on the date the Merger is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Merger Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record on or about April 25, 2006.

CHANGE OF CONTROL

On April 20, 2006, the Company entered into the Merger Agreement with Ironclad and MergerCo. Pursuant to the terms of the Merger Agreement, the Company will, upon the closing of the Merger, cause MergerCo to merge with and into Ironclad. Under the terms of the Merger Agreement or as a result of the transaction contemplated by the Merger Agreement:

•	Ironclad will become a wholly-owned subsidiary of EUTA;

•
We will issue 16,364,836 shares of our common stock, 2,591,513 options and 750,005 warrants to purchase additional shares of our common stock in exchange for 100% of the issued and outstanding shares of common stock of Ironclad and corresponding options and warrants to purchase shares of our common stock;

•	We will cause 2,000,000 shares of our common stock held by Thomas Lamb and Craig Lamb to be cancelled and extinguished (the “EUTA Share Cancellation”);

•	We will effect a 3.454895-for-1 forward stock split of our issued and outstanding and authorized common stock (the “Forward Split”);

•	We will close a private placement offering resulting in proceeds of between $5,500,000 and $7,000,000 (the “Private Placement Offering”);

•
We will issue a total of 1,966,400 warrants to purchase our common stock to certain Ironclad shareholders and debt holders (“Bridge Investors”) in connection with certain contractual rights granted to such Bridge Investors by Ironclad;

•
We will issue a total of 653,333 warrants to purchase common stock to Brean Murray Caret & Co., one of the Company’s placement agents (the “Placement Agent Warrants”) providing services with respect to the Merger and the Private Placement Offering.

•	We will change our name to “Ironclad Performance Wear Corporation” and procure a new trading symbol which bears a closer resemblance to our new name.

As a result of the Merger, we will be the parent corporation and the stockholders of Ironclad will become shareholders of EUTA. The shareholders of EUTA immediately prior to the Merger will own approximately 11.96% of the issued and outstanding shares of our common stock based on 29,187,613 shares outstanding after the Merger (assuming the sale of the maximum number of shares in the Private Placement Offering). The shareholders of EUTA immediately prior to the Merger will own approximately 10.73% of the issued and outstanding shares of our common stock if all 2,591,513 options and 750,005 warrants to purchase restricted shares of our common stock acquired pursuant to the Merger are exercised, which would result in 32,529,130 shares of common stock outstanding.

In connection with the Merger, a group of investors have agreed to fund the purchase of 911,000 shares and cancellation of 2,000,000 shares of EUTA common stock held by the current shareholders of EUTA. The purchase and cancellation transaction and a forward split of the EUTA common stock will be completed concurrently with the consummation of the Merger. After consummation of the purchase and cancellation transaction and the forward split, but before giving effect to the Merger, there will be issued and outstanding 3,489,444 shares of EUTA common stock.

The transaction contemplated by the Merger Agreement is intended to be a "tax-free" incorporation pursuant to the provisions of Section 351 and 368(a)(i)(A) of the Internal Revenue Code of 1986, as amended.

We are relying on Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "Act") in regard to the shares we anticipate issuing pursuant to the Merger. We believe this offering qualifies as a "business combination" as defined by Rule 501(d). Reliance on Rule 506 requires that there are no more than 35 non-accredited purchasers of securities from the issuer in an offering under Rule 506.

As discussed above, the Merger Agreement provides that the Company’s current sole director and officer, Thomas Lamb, shall resign effective as of the closing of the transactions contemplated by the Merger Agreement and that the newly-appointed directors of the Company will consist of four members designated by Ironclad. The directors to be appointed as of the closing date will be the current directors of Ironclad: R.D. Peter Bloomer, Eduard Jaeger, Scott Alderton and Vane P. Clayton. Effective as of the closing date, Eduard Jaeger will become the Chief Executive Officer and President of the Company, Thomas E. Walsh will become Chief Financial Officer of the Company, Thomas Kreig will become the Secretary of the Company, and Rhonda Hoffarth will become the Chief Operating Officer of the Company.

The Company’s completion of the transactions contemplated under the Merger Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the Forward Split and the EUTA Share Cancellation; delivery of audited and pro forma financial information and compliance with regulatory requirements. Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.

The Company’s board of directors has approved the Merger Agreement and the transactions contemplated thereunder. The board of directors of Ironclad has also approved the Merger Agreement and the transactions contemplated thereunder. The parties expect the Closing of the transactions under the Merger Agreement to occur on or about May 10, 2006. However, there can be no assurance that the merger transaction will be completed.

The Merger Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the Merger is not consummated by May 31, 2006, (iii) by either party if the exchange transaction is prohibited by issuance of an order, decree or ruling, and (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination other than by mutual consent, both parties are responsible for their expenses.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of April 20, 2006, there were 3,010,000 shares of the Company’s common stock outstanding.

EUTA’S BUSINESS

The Company is currently a public “shell” company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger or similar transaction be negotiated and completed pursuant to which the Company would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.

IRONCLAD’S BUSINESS

Founded in 1998, and based in El Segundo, CA, Ironclad is a leading designer and manufacturer of branded performance work wear for a variety of construction, industrial and general services markets. Since inception, Ironclad has leveraged its proprietary technologies to design job-specific gloves and apparel that significantly improve the wearer’s ability to safely and efficiently perform specific job functions. Ironclad continues to build on its reputation among professionals in the construction and industrial services industries and beyond as the only glove line specifically designed for an individual task or task type. Leveraging its brand equity, Ironclad is expanding its product line to specialty apparel (e.g. long and short sleeved shirts, pants and jackets) that are also designed to enhance the wearer’s comfort and performance. Ironclad’s dedication to quality, durability and effective focus on client needs has created a high level of brand loyalty.

Ironclad manufactures its performance work gloves using more than 15 advanced materials, including DuPont™ Kevlar®, Clarino® Synthetic Leather and 3M gReptile™ gripping material. Ironclad incorporates these materials in the manufacturing process to create products that provide the functional and protective requirements of its broad and varied client base. Since inception, the Company has employed an in-house research and development team responsible for identifying and creating new products and applications, and improving and enhancing existing products.

Ironclad currently sells its products in all 50 states and internationally, through approximately 7,000 retail outlets. The Company’s gloves are priced between $15 and $60 per unit with apparel unit prices ranging from $22 to $48.

The business of Ironclad involves a number of risks and uncertainties that could impact Ironclad’s financial results. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in demand for Ironclad’s products, the introduction of new products, Ironclad’s ability to maintain customer and strategic business relationships, the impact of competitive products and pricing, growth in targeted markets, the adequacy of Ironclad’s liquidity and financial strength to support its growth, and other information that may be detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission should the merger transaction contemplated by the Merger Agreement be completed.

DIRECTORS AND OFFICERS

The following table sets forth the name, positions and age of the Company’s current executive officer and director. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors.

Name	Age	Positions
Thomas D. Lamb	32	President, Treasurer, Secretary and Director

Thomas Lamb is a Vancouver, British Columbia-based businessman and lawyer. Since June, 2005 Mr. Lamb has been a partner with the Consilium Group Corporate Finance in Vancouver, British Columbia. From June 2004 until July 2005 Mr. Lamb served as corporate secretary of Cabo Mining Enterprises Corp. (TSX Venture Exchange symbol "CBE") and its subsidiaries. From 2001 to 2003, Mr. Lamb worked as a lawyer with Lang Michener, Barristers & Solicitors at the firm's Vancouver office. From 2000 to 2001, Mr. Lamb worked as an articled student at the Vancouver office of McCarthy Tetrault, Barristers & Solicitors. In 2000 Mr. Lamb was granted the degree of Bachelor of Laws by the University of British Columbia. Mr. Lamb studied the law of derivatives regulation under the Hugh M. Brock scholarship at the University of New South Wales in Sydney, Australia from February 2000 to June 2000. Mr. Lamb holds a Bachelor of Arts in Classical History and Politics from the University of Victoria.

COMMITTEES OF BOARD OF DIRECTORS

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter.

The Company is not a “listed company” under SEC rules and is therefore not required to have an audit committee comprised of independent directors. The Company’s board of directors has determined that its members do not include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC. The Company’s board of directors has determined that each of its current members is able to read and understand fundamental financial statements and has substantial business experience that results in that member’s financial sophistication. Accordingly, the board of directors believes that its current member has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

The Company determined not to establish a nominating committee at this time in view of changes in the composition of the board of directors that will occur at the Closing. Previously, nominations were determined by the members of the then existing board of directors.

The Company intends to establish appropriate board committees, including an audit committee, at some time following the appointment of the new directors as described in this Information Statement.

The Board conducted all of its business and approved all corporate action during the fiscal year ended May 31, 2005 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.

DIRECTOR AND OFFICER COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors during any of three most recently completed fiscal years. The Company has not paid any other salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. The Company has not accrued any officer compensation.

There were no option grants to any executive officers during the fiscal year ended July 31, 2005, and no options were exercised by any executive officer during the fiscal year ended July 31, 2005.

The Company did not pay any compensation to any director in fiscal years 2004 or 2005.

NEW DIRECTORS AND OFFICERS

The Merger Agreement provides that, on the closing of the Merger, the current officers of the Company shall resign and the Company shall appoint the following persons as executive officers and directors:

Name	Age	Position
R. D. Peter Bloomer	70	Chairman of the Board
Eduard Jaeger (1)	45	Director, President and Chief Executive Officer
Vane P. Clayton	47	Director
Scott Alderton	46	Director
Thomas E. Walsh	57	Executive Vice President and Chief Financial Officer(2)
Rhonda Hoffarth	45	Executive Vice President and Chief Operating Officer
Kent Pachl	39	Vice President of Sales & Marketing
Thomas Kreig	58	Vice President of Finance and Secretary
Eric Jaeger (1)	38	Director of Research and Product Development

(1)	Messrs. Eduard Jaeger and Eric Jaeger are brothers.
(2)	Mr. Walsh has agreed to join the Company as its Chief Financial Officer subject to the completion of the Merger.

R. D. Peter Bloomer, Chairman of the Board
Mr. Bloomer assumed the role of Chairman of the Board in April 2003. He is the Chairman and Chief Executive Officer of Colorado Venture Management, Inc. and Managing Partner of CVM Equity Fund V, Ltd., LLP, which is Ironclad’s largest stockholder. Prior to the formation of CVM, Mr. Bloomer was Vice President of Marketing for Head Ski & Tennis, Vice President of Operations for Hanson Industries and spent 11 years with IBM Sales and Marketing. Mr. Bloomer has served on the Boards of Directors of multiple private companies.

Eduard Jaeger, Director, Chief Executive Officer & Founder
Mr. Eduard Jaeger founded Ironclad in 1998 and has served as a Director, President and Chief Executive Officer since that time. Mr. Eduard Jaeger has been Founder, co-Founder and President of a number of successful companies in the consumer products sector over a 20 year period. Prior to Ironclad, he developed extensive experience and expertise in innovative product design and development, overseas manufacturing, importing and exporting, sales and marketing, and forming worldwide distribution channels. Mr. Eduard Jaeger is the inventor of 6 U.S. patents and 2 patents pending, and has held executive positions in marketing and promotion.

Vane P. Clayton, Director
Mr. Clayton joined the Ironclad Board of Directors in March 2004. He is currently the President of ZOLL Data Systems, a subsidiary of ZOLL Medical (NASDAQ: ZOLL), and has 18 years of experience in successfully building high growth technology companies. Prior to ZOLL Data Systems, he was President of Troy Wireless (formerly listed on NASDAQ & now OTC TROY.PK), which manufactured hardware components in Asia that sold throughout the world. Mr. Clayton brings experience in directing public companies in high growth sales and marketing strategies; new product and channel development; fund raising; Sarbanes-Oxley Act of 2004, Section 404 compliance; strategic positioning; and building successful teams.

Scott Alderton, Director
Mr. Alderton joined the Board of Ironclad in August 2002. He is a Founder and Partner of the law firm Stubbs Alderton and Markiles, LLP and has over eighteen years experience working with technology and emerging growth companies at all stages along their evolutionary path. He brings to the Board his expertise in capital formation, venture capital and financing transactions; mergers, acquisitions and divestitures; and the protection of copyrights, trademarks and trade secrets.

Thomas E. Walsh, Chief Financial Officer
Mr. Walsh agreed to join Ironclad and to serve as its Chief Financial Officer subject to the consummation of the Merger and this Offering. Mr. Walsh is currently working as a consultant to Ironclad. Mr. Walsh has over 23 years of senior executive experience in the areas of finance and accounting, including private and public financing; investor relations; strategic planning; international business; mergers and acquisitions; organizational restructuring; and general management. Before joining Ironclad, Mr. Walsh served as Senior Vice President and Chief Financial Officer of Global Brand Marketing Inc. an international footwear wholesaler. Previously, Mr. Walsh served as Group Senior Vice President of the Broan NuTone Group of companies, an international manufacturer of residential building products. Prior to Broan NuTone, Mr. Walsh served as Chief Financial Officer of The Thermos Group of Companies, an international consumer products company and President of the North American Division and Chief Financial Officer of Tokheim Corporation, an NYSE listed international manufacturer of fluid and gas dispensing equipment. Mr. Walsh holds a Masters in Business Administration in Finance from DePaul University and a BS in Finance from the University of Illinois. Mr. Walsh is a Certified Public Accountant in the state of Illinois.

Rhonda Hoffarth, Executive Vice President & Chief Operating Officer
Ms. Hoffarth was hired as Ironclad’s Executive Vice President & Chief Operating Officer in January 2003. Ms. Hoffarth has also previously served as Ironclad’s interim Chief Financial Officer. Ms. Hoffarth has over 20 years of experience in operations and finance with growing consumer product companies. Prior to joining Ironclad, she spent 9 years with Bell Sports, Inc. in various roles, including Vice President of Operations, North American, helping the company grow from $45 million in revenue to over $200 million. Subsequently, Ms. Hoffarth spent two years as the Senior Vice President of Operations for Targus, Inc., a $500 million developer of mobile accessories. Both Bell Sports and Targus source their finished products from Asia and have multiple sales channels (independent shops, regional and national accounts, big box accounts). Ms. Hoffarth received her Masters of Business Administration from the University of Southern California in 1992.

Kent Pachl, Vice President of Sales & Marketing
Mr. Pachl joined Ironclad as its Vice President of Sales and Marketing in January 2005. Mr. Pachl has spent a total of 15 years in the consumer products and sporting goods industries with Dunlop/Maxfli Sports Corporation and more recently with Taylor Made-Adidas Golf Company. At Dunlop/Maxfli, he was Vice President of Sales and helped facilitate the sale of the company by consolidating multiple divisions into one group. During his tenure at Taylor Made-Adidas golf, he held various senior management roles in International Sales, Taylor Made equipment and the Adidas footwear and apparel division. Mr. Pachl possesses a Bachelors of Science degree in Business Finance.

Thomas Kreig, Vice President of Finance and Secretary
Mr. Kreig joined Ironclad as Vice President of Finance and Secretary in September 2002. Before joining Ironclad, Mr. Kreig spent 18 years serving as Controller and Vice President of Finance at companies in several different industries. Most recently he served as Controller for In-Flight Network, LLC, a developer of satellite-based broadband communications for airline passengers. Prior to In-Flight Networks, Mr. Kreig served as Vice President of Finance for Network Courier Services, Inc. From 1983 to 1996, Mr. Kreig served as Controller and Chief Financial Officer for Triple L Distributing Co., Inc. and Controller and Treasurer for a medical diagnostic equipment company where he was instrumental in helping to successfully execute an initial public offering. He is a CPA and received his Masters of Business Administration from the University of Detroit in Detroit, Michigan.

Eric Jaeger, Director of Research and Product Development
Mr. Eric Jaeger joined Ironclad as its Director of Research and Product Development in November 2001. Before joining Ironclad, Mr. Eric Jaeger spent 12 years in research and development in the medical device industry. Most recently, Mr. Eric Jaeger was Senior Product Development Engineer at Symphonix Devices, a medical device start-up which focuses on artificial hearing. While at Symphonix, he was responsible for research, development and production of the world’s only functioning implantable microphone. He currently holds 11 US and international patents for artificial organs and has 5 patents pending in glove design. Mr. Eric Jaeger received his Bachelors of Science degree in Biomedical Engineering from The University of California at Los Angeles in 1990.

To the best of the Company’s knowledge, none of the proposed officers or directors to be appointed following the Closing, nor any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of the Company, and no such persons have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of the Company’s knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the Company’s common stock beneficially owned on April 20, 2006 for (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At April 20, 2006, the Company had 3,010,000 shares of common stock outstanding.

The following table sets forth the certain information regarding the beneficial ownership of our common stock as of April 20, 2006, by each person or entity known by us to the beneficial owners of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities & Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 3,010,000 shares of common stock issued and outstanding on April 20, 2006.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Executive Officers and Directors:
Thomas Lamb Director, President, Secretary and Treasurer	1,000,000(1)	33%
Directors and officers as a group	1,000,000	33%

5% Stockholders:
Craig Lamb	1,000,000(1)	33%

(1)	All of these shares will be cancelled upon consummation of the Merger.

Pro Forma Security Ownership

Immediately following the merger transaction, and assuming the closing of the Private Placement Offering with proceeds of $7,000,000, the current Ironclad shareholders will hold approximately 56.07% of the total combined voting power of all classes of the Company’s stock entitled to vote.

The following table sets forth certain information regarding the Company’s common stock beneficially owned on April 20, 2006 for (i) each stockholder known to be the beneficial owner of 5% or more of the Company’s outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Merger Agreement, assuming such transactions, including the closing of the Private Placement Offering with proceeds of $7,000,000, were completed as of such date. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after, and subject to, the consummation of the transactions contemplated by the Merger Agreement. The information is provided for disclosure purposes as there can be no assurance that the transactions contemplated by the Merger Agreement will be completed.

The information presented in this table is based on 29,186,448 shares of Company common stock outstanding as of the closing of the Merger and Private Placement Offering. Unless otherwise indicated, the address of each of the executive officers and directors and 5% or more stockholders named below is Ironclad Performance Wear Corporation, 1111 East El Segundo Blvd., El Segundo, CA 90245.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding

Executive Officers and Directors:
Eduard Jaeger (1) Director, Chief Executive Officer	4,620,007	15.4%
Rhonda Hoffarth (2) Executive Vice President, Chief Operating Officer	158,464	*
Kent Pachl(3) Vice President Sales & Marketing	216,538	*
Thomas Kreig (4) Vice President of Financing, Secretary	119,616	*
R.D. Peter Bloomer(5) Director	32,413	*
Vane B. Clayton (6) Director	97,240	*
Scott Alderton (7) Director	635,140	2.1%
Directors and officers as a group (7 persons) (8)	5,829,235	18.9%

5% Stockholders:
CVM Equity Fund V Ltd., LLP (9)	5,060,306	17.3%

____________

*	Less than 1%

(1)
Includes (i) 991,927 shares of Common Stock held by Jaeger Family, LLC, of which Eduard Jaeger is a member and over which Eduard Jaeger has voting and investment power, and (ii) 864,484 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days of April 20, 2006.

(2)	Includes 158,464 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days of April 20, 2006.

(3)	Consists of 216,538 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days of April 20, 2006.

(4)	Includes 119,616 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days of April 20, 2006.

(5)	Consists of 32,413 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days of April 20, 2006.

(6)	Includes of 97,240 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days.

(7)
Includes (i) 47,461 shares of common stock held by Stubbs Alderton & Markiles, LLP, of which Mr. Alderton is a partner and over which Mr. Alderton has voting and investment power, (ii) 256,313 shares of common stock reserved for issuance upon exercise of certain warrants to purchase common stock which currently are exercisable or will become exercisable within 60 days of April 20, 2006 (assuming the closing of the Merger), (iii) 179,185 shares of common stock reserved for issuance upon exercise of certain warrants to purchase common stock held by Stubbs Alderton & Markiles, LLP which currently are exercisable or will become exercisable within 60 days of April 20, 2006, and (iv) 118,848 options to purchase common stock held by Stubbs Alderton & Markiles, LLP, which currently are exercisable or will be issued and exercisable within 60 days of April 20, 2006.

(8)
Consists of (i) 3,875,868 shares of common stock, (ii) 435,497 shares of common stock reserved for issuance upon exercise of certain warrants to purchase common stock which are currently exercisable or will be issued and exercisable within 60 days of April 20, 2006 (assuming the closing of the Merger), and (ii) 1,568,053 shares of common stock reserved for issuance upon exercise of stock options which currently are exercisable or will become exercisable within 60 days of April 20, 2006.

(9)
Includes 415,437 shares of common stock reserved for issuance upon exercise of certain warrants to purchase common stock which currently are exercisable or will be issued and exercisable within 60 days of April 20, 2006 (assuming the closing of the Merger).

LEGAL PROCEEDINGS

We are not aware of any material legal proceedings in which purchasers, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of our voting securities, or any affiliate of purchaser, or of any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with management and others. There are no transactions, or series of similar transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any director or executive officer of the Company, nominee for director of the Company, security holder known to the registrant to own of record or beneficially more than five percent of any class of the Company’s securities, or any immediate family member of any of the foregoing persons had, or will have, a direct or indirect material interest.

Certain business relationships. None of the directors or contemplated directors has been an executive officer of, or owns or has owned, of record or beneficially in excess of 10% equity interest in, any business or professional entity (i) that has made or proposes to make, payments to the registrant or its subsidiaries for property or services in excess of five percent of the Company’s or the other entity’s consolidated gross revenues, (ii) to which the Company or its subsidiaries has made or proposes to make, payments for property or services in excess of 5% of the Company’s or the other entity’s consolidated gross revenues for its last fiscal year, or (iii) to which the Company or its subsidiaries was indebted in an aggregate amount in excess of five percent of the registrant’s total consolidated assets at the end of such fiscal year, nor have they been members of or counsel to a law firm or investment banking firm with which the Company has had or will have a relationship.

Indebtedness of management. No director or executive officer of the Company, nominee for director of the Company, immediate family member of any of the foregoing, corporation or organization of which any of the foregoing is an executive officer or partner, or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities, or trust or other estate in which any of the foregoing has a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity, has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last fiscal year in an amount in excess of $60,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company’s common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. The Company believes that beneficial owners have not complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Company’s securities have not filed a Form 3 with the SEC. Each of such necessary filings, as required to be made by new officers, directors and stockholders, will be filed with the SEC after Closing.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROPA TRADE AGENCY LTD. (Registrant)

By:	/s/ Thomas Lamb

Dated: April 25, 2006	Name: Thomas Lamb Title: President, Secretary and Treasurer